Exhibit 99.40

Highlander Silver Announces Results of Annual General Meeting of Shareholders

Toronto, June 13, 2025 – Highlander Silver Corp. (TSX: HSLV; “Highlander Silver” or the “Company”) is pleased to announce that all matters presented for approval at the Company’s annual meeting of shareholders held yesterday, as more particularly set out in the Company’s Management Information Circular dated April 29, 2025, have been approved. These matters included:

●	Setting the number of directors of the Company at six;

●	Electing each of the Company’s six nominees as directors of the Company;

●	Re-appointing Davidson & Company LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and authorizing the board of directors of the Company to fix their remuneration; and

●	Approving the Company’s stock option plan.

A summary of the results for the election of the Company’s directors is provided below:

	Votes For		Votes Withheld
Name of Nominee	Number	%	Number	%
Richard Warke	48,383,699	100.00%	25	0.00%
Daniel Earle	48,383,699	100.00%	25	0.00%
Federico Velasquez	48,383,699	100.00%	25	0.00%
Jerrold Annett	46,527,099	96.16%	1,856,625	3.84%
Javier Toro	48,383,699	100.00%	25	0.00%
Thomas Whelan	48,383,699	100.00%	25	0.00%

On behalf of Highlander Silver

“Daniel Earle”

President & CEO, Director

Information contact

Arun Lamba, Vice President Corporate Development

alamba@highlandersilver.com

About Highlander Silver

Highlander Silver is primarily focused on advancing the bonanza grade San Luis gold-silver project that is located adjacent to the past-producing Pierina mine in Central Peru. San Luis hosts Indicated Mineral Resources of 356 koz Au at 24.4 g/t Au and 8.4 Moz Ag at 579 g/t Ag and ranks among the 10 highest grade projects globally in both gold and silver categories.1 The Company’s significant shareholders include the Augusta Group, which boasts an exceptional track record of value creation totaling over $4.5 billion in exit transactions, and strategic shareholders, the Lundin family and Eric Sprott.

[1]	S&P Global rankings including the San Luis gold-silver project.

The scientific and technical information contained herein is derived from Highlander Silver’s technical report titled “Technical Report on the San Luis Property” with an effective date of January 15, 2025, prepared by independent qualified person, Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng, and available on SEDAR+ at www.sedarplus.ca.